Exhibit 99.2

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

January 28, 2019

British Columbia Securities Commission

701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, BC V7Y 1L2

Dear Sirs:

Re:	Liquid Media Group Ltd. Notice of Change of Auditor dated January 22, 2019

Pursuant to National Instrument 51-102 (Section 4.11) we have read the above noted Notice of Change of Auditor of Liquid Media Group Ltd. dated January 22, 2019 (“Notice”). We confirm our agreement with the statements made in the Notice pertaining to our firm.

Yours very truly,

(signed) “BDO CANADA LLP”

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.